

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed November 1, 2022**
> **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

Amendment No. 10 to Registration Statement on Form S-1 filed November 1, 2022

Risk Factors, page 20

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up,

may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Use of Proceeds, page 40

2.   We note that your disclosures regarding the amount of proceeds in the offering appear to be inconsistent. In this regard, we note that you estimate the net proceeds from this offering will be approximately $8,257,342 if the Underwriter exercises its over-allotment option in full and after deducting estimated underwriting discounts, commissions, and estimated offering expenses. We also note your disclosures on page 101 that proceeds after discounts and commissions but before expenses will be $8,820,350 if the underwriter exercises the over-allotment option in full, and that expenses, excluding underwriting discounts and commissions and including a 1.0% non-accountable expense allowance, are approximately $563,288. Please revise your filing to reconcile these related disclosures regarding the amount of expected proceeds from the offering or advise.

3.   We note that you will use approximately 14%, or $1 million, of the proceeds from this offering to repay existing indebtedness. Revise to describe the indebtedness and provide the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Capitalization, page 41

4.   Please adjust the Common stock, Class A and Additional paid-in capital line items in the "As Adjusted" column to reflect the issuance of the units from the offering rather than presenting this adjustment in the Total stockholders' equity line item. In addition, tell us what consideration was given to presenting within the capitalization table an adjustment to reflect the portion of the proceeds you intend to use to repay indebtedness.

General

5.   We note that you are relying on rule 457(o). Please revise the "Maximum Aggregate Offering Price" column of your fee table to reflect the maximum offering price that you disclose in your prospectus for all offered securities, including the over-allotment shares or advise. At page 101 of your registration statement, you disclose that "$9,587,338" assumes the mid-point price of $6.25.

You may contact Jenifer Gallagher, Staff Accountant, (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.